Elevation Series Trust 485POS

Exhibit 99(h)(20)

ELEVEVATION SERIES TRUST

VULCAN ADDENDUM DATED September 10, 2025 TO THE
MASTER ADMINISTRATION AND FUND ACCOUNTING AGREEMENT
BETWEEN ELEVATION SERIES TRUST AND PARALEL TEchnologies LLC

1.	Relationship to Agreement: Except as specifically set forth herein, defined terms used in this Fund Addendum shall have the meaning set forth in the Master Administration and Fund Accounting Agreement by and between the between Elevation Series Trust and Paralel Technologies LLC, as may be amended (the “Agreement”). Upon executing this Fund Addendum, the Complex Advisor (as defined below) and the Fund(s) in the Fund Complex described herein shall be included in the terms and conditions of the Agreement as if the same had been an original party thereto, as applicable to the Fund(s) in the Fund Complex. In the event of a conflict between the terms set forth in this Fund Addendum and any terms set forth in the Agreement, the terms set forth in this Fund Addendum shall govern, but solely with respect to the Fund Complex described herein. The terms set forth below only apply to the Funds in the Fund Complex.

2.	Fund Complex: The “Fund Complex” includes each of the Fund(s) listed below (and commence with respect to any particular Fund not yet operational as of the date of this Fund Addendum upon the commencement of operations of that Fund). This Fund Addendum may be amended to add additional funds to the Fund Complex that are established as a series of the Trust subsequent to the date hereof for which Vulcan Value Partners, LLC (the “Complex Advisor”) serves as adviser.

●	Vulcan Value Partners Fund

●	Vulcan Value Partners Small Cap Fund

3.	Start Date, Term, and Termination: The term of this Fund Addendum shall begin as of the date set forth above (“Addendum Start Date”) and continue in effect with respect to the Fund Complex for a period of 3 years from the Addendum Start Date (the “Initial Term”). Following expiration of the Initial Term, this Fund Addendum shall continue in effect for successive periods of one year (each, a “Renewal Term” and collectively, with the Initial Term, a “Term”) unless otherwise terminated or a notice of non-renewal is given as set forth in the Agreement. This Fund Addendum may only be terminated at the end of a Term or as otherwise set forth in the Agreement. Any payment obligation of the Complex Advisor and/or Fund(s) under the Agreement and/or this Fund Addendum shall survive the termination of the Agreement and/or this Fund Addendum until such obligation is fulfilled.

4.	Fees and Expenses: The following fees are due and payable monthly to the Administrator pursuant to Section 2 of the Agreement, payable out of the assets of each Fund, except that for situations where the Complex Advisor is subject to a unitary fee arrangement with a Fund, the Complex Advisor will be primarily responsible for and agrees to make such payment of fees, charges and obligations due to the Administrator pursuant to the Agreement and this Fund Addendum. However, in all situations, the Trust, on behalf of its Funds, acknowledges that the applicable Fund remains responsible for any fees, charges and obligations or other liabilities that the Complex Advisor fails to pay.

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a.	Fees: Each Fund in the Fund Complex will be charged the greater of the (i) Asset Based Fee based upon an application of the following basis point fee schedule to the Fund Complex, or (ii) the Annual Minimum Fee, as described below, in each case calculated at the individual Fund level:

[REDACTED]

*	COL: All fees in the Agreement as generally marked with an asterisk are subject to the CPI increases as set forth in Section 2 of the Agreement.

Out-of-Pocket Expenses: Without limiting any provision in this Agreement, the Fund(s) and/or Complex Advisor (as applicable) shall be responsible and will reimburse Administrator for all out of pocket costs, including, among others, any security pricing and data fees (including but not limited to Gainskeeper, E&Y PFIC Analyzer, Bloomberg, GICS, MSCI, CUSIP, SEDOL), index or benchmark licensing fees, any fees or expenses charged by software systems utilized in connection to the provision of the Services (including but not limited to those related to the setup, maintenance, or use of, or the performance calculations for, a benchmark, index, fund, and/or share class), bank loan sub-accounting fees, Blue Sky permit processing fees and state registration fees, SSAE 18 control review reports, travel expenses of Administrator individuals to in-person Board meetings and on-site reviews, typesetting, printing, filing and mailing fees (including additional fees or surcharges related to expedited typesetting, printing, filing and mailing events), registered representative state licensing fees, fulfillment costs, confirmations and investor statements, postage, statement paper, IRA custodial fees, NSCC interface fees, wire fees and other bank charges, E*Delivery services, customized programming/enhancements, enhanced reporting activities and any other reasonable expenses incurred in connection with Administrator’s performance of its duties under the Agreement. Administrator may provide certain services or data to the Fund(s) that would otherwise be an out-of-pocket cost and will be billed to the Trust / Fund(s) at the Administrator’s standard rates for such service.

5.	Additional Notice Addresses:

To Complex Adviser:	Vulcan Value Partners, LLC Three Protective Center 2801 Highway 280 South Suite 300 Birmingham, AL 35223 Attention: [Redacted] Email: [Redacted]

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[signature page follows]

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IN WITNESS WHEREOF, the parties hereto have executed this Fund Addendum as of the day and year first above written.

ELEVATION SERIES TRUST
A Delaware statutory trust
On Behalf of the Fund(s) listed herein.

By:	/s/ Brad Swenson
Name:	Brad Swenson
Title:	President

PARALEL TECHNOLOGIES LLC
A Delaware limited liability company

By:	/s/ Jeremy May
Name:	Jeremy May
Title:	Chief Executive Officer

VULCAN VALUE PARTNERS, LLC
A Delaware limited liability company

By:	/s/ Jeff St. Denis
Name:	Jeff St. Denis
Title:	Chief Executive Officer

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